

June 20, 2019

Mónica Miloslavich
Chief Financial Officer
Grana & Montero S.A.A.
Avenida Paseo de la República 4667
Surquillo
Lima 34, Perú

> **Re: Grana & Montero S.A.A.**
> **Form 20-F for the Year Ended December 31, 2018**
> **Filed May 1, 2019**
> **File No. 001-35991**

Dear Ms. Miloslavich:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2018

2.26 Revenue recognition from contracts with customers, page 25

1. For each of your revenue streams please further expand your disclosures to highlight:
   - Whether any of the consideration included in your arrangements is considered variable and, if so, the nature of such variable consideration. Refer to IFRS 15.119(b); and
   - Identify the methods, inputs and assumptions used for determining the transaction price, assessing whether an estimate of variable consideration is constrained, allocating the transaction price, and measuring obligations for returns, refunds and other similar obligations. Refer to IFRS 15.126(a)-(d).

Engineering and construction, page 26

2. Given the long term nature of your engineering and construction arrangements, please

further clarify the following:

- Whether your contracts contain a significant financing component. If a material portion of your contracts contain a significant financing component, please revise to disclose this information pursuant to IFRS 15.65. If you relied upon the practical expedient based upon IFRS 15.63, disclose this pursuant to IFRS 15.129 and confirm the timing between progress payments and transfer of control and payment was not expected to exceed one year;
- How you considered the disclosure requirements related to your remaining performance obligations for the periods presented. Refer to IFRS 15.120 through 122; and
- Whether your arrangements give rise to any material contract assets and liabilities. To the extent they do, please disclose the nature and amount of any contract assets and contract liabilities along with the applicable disclosure requirements in IFRS 15.116 through 118.

Construction, page 26

3. We note your disclosure that a modification is included in the contract revenue when the customer is likely to approve the modification, as well as when the amount of income arising from such modification can be measured reliably. Please tell us how this accounting complies with IFRS 15.18 through 20. In providing your response, please clarify how you considered whether such modifications were approved and whether such modifications are typically considered to be separate contracts or part of existing contracts. Furthermore, please tell us how you considered the guidance in IFRS 15.50-54 and IFRS 15.56-58 on estimating and constraining any variable consideration related to such modifications.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Jeanne Baker at 202-551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction